UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended December 31, 2000

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name	Energy or		State	Percentage
of Reporting	gas-related	Date of	Of	of Voting
Company	Company	Organization	Organization	Securities Held

This section not required for fourth quarter filings.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company	Company	Amount
Contributing	Receiving	Of Capital
Capital	Capital	Contribution

No new issues or renewals of securities and capital contributions.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting	Associate
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate	Reporting
Company	Company	Types of	Direct	Indirect	Cost	Total
Rendering	Receiving	Services	Costs	Costs	Of	Amount
Services	Services	Rendered	Charged	Charged	Capital	Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services	$497,459	$20,191	-	$517,650

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of	December 31, 2000	$5,256,605		line 1

Total capitalization multiplied by 15%
	(line 1 multiplied by 0.15)	$ 788,491		line 2

Greater of $50 million or line 2			$ 788,491	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
	Allegheny Energy Solutions, Inc. capitalization	$ 1,201
	Allegheny Energy Solutions, Inc. retained earnings	$ 5,352
	Mon Synfuel, LLC	$ 250

Total current aggregate investment			$ 6,803	line 4

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
	(line 3 less line 4)		$ 781,688	line 5

Investments in gas-related companies:

None

ITEM 5 - OTHER INVESTMENTS

Major Line	Other	Other
of Energy-Related	Investment in Last	Investment in This	Reason for Difference in
Business	U-9C-3 Report	U-9C-3 Report	Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
This section not required for fourth quarter filings.

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ALLEGHENY ENERGY, INC.

/S/ THOMAS J. KLOC

Thomas J. Kloc
(Chief Accounting Officer)

March 30, 2001